July 8, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington, D.C. 20549

Attention: Isa Farhat

Re:	Hudson United Bancorp
Form 10-K for the year ended December 31, 2004
File No. 1-08660

Dear Mr. Farhat

Hudson United Bancorp (“Hudson”) requests an extension of 10 business days to respond to the SEC letter of June 23, 2005, File No. 1-08660.

During March 2005, Hudson terminated its independent accountants Ernst & Young, LLP. They have informed us that they will be available to advise Hudson concerning the SEC response during the period July 11, 2005 to July 22, 2005.

Hudson will submit its response as soon as the consultation process is completed.

Very Truly yours,

HUDSON UNITED BANCORP

/s/ James W. Nall
James W. Nall
Chief Financial Officer